                                                    ----------------------------
                                                             OMB APPROVAL
                                                    ----------------------------
                                                     OMB NUMBER:  3235-0145
                                                     EXPIRES:   OCTOBER 31, 1997
                                                     ESTIMATED AVERAGE BURDEN
                                                     HOURS PER RESPONSE  14.90
                                                    ----------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               WIRELESS ONE, INC.
- --------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $.01 per Share
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    97652H-109
                      -----------------------------------
                                (CUSIP NUMBER)

                              Henry M. Burkhalter
                          c/o TruVision Wireless, Inc.
                       1080 River Oaks Drive, Suite A150
                           Jackson, Mississippi 39208
                        Telephone Number (601) 936-1515

                                with a copy to:

                            Samuel A. Fishman, Esq.
                                Latham & Watkins
                                885 Third Avenue
                              New York, NY  10022
                        Telephone Number (212) 906-1200
       -----------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 29, 1996
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                     Page 2 of 23 pages



                                 SCHEDULE 13D

CUSIP NO. 97652H-109
- --------------------------------------------------------------------------------

1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Henry M. Burkhalter
- --------------------------------------------------------------------------------

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[X]

                                                                         (b)[ ]
- --------------------------------------------------------------------------------

3              SEC USE ONLY
- --------------------------------------------------------------------------------

4              SOURCE OF FUNDS

               Not applicable
- --------------------------------------------------------------------------------

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                                         [ ]
- --------------------------------------------------------------------------------

6              CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
- --------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
  NUMBER OF
   SHARES                     281,670  (See Items 5 and 6)
BENEFICIALLY             -------------------------------------------------------
  OWNED BY                 8  SHARED VOTING POWER
    EACH
  REPORTING                   1,882,406   (See Items 5 and 6)
   PERSON                -------------------------------------------------------
    WITH                   9  SOLE DISPOSITIVE POWER

                              78,015   (See Items 5 and 6)
                         -------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                              1,882,406  (See Items 5 and 6)
- --------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,057,821    (See Items 5 and 6)
- --------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [X]
- --------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               12.1%
- --------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

               IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                     Page 3 of 23 pages



                                 SCHEDULE 13D

CUSIP NO. 97652H-109
- --------------------------------------------------------------------------------

1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Mississippi Wireless TV, L.P.
- --------------------------------------------------------------------------------

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[X]

                                                                         (b)[ ]
- --------------------------------------------------------------------------------

3              SEC USE ONLY
- --------------------------------------------------------------------------------

4              SOURCE OF FUNDS

               Not applicable
- --------------------------------------------------------------------------------

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                                         [ ]
- --------------------------------------------------------------------------------

6              CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
- --------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
  NUMBER OF
   SHARES                     1,702,406  (See Items 5 and 6)
BENEFICIALLY             -------------------------------------------------------
  OWNED BY                 8  SHARED VOTING POWER
    EACH
  REPORTING                   None    (See Items 5 and 6)
   PERSON                -------------------------------------------------------
    WITH                   9  SOLE DISPOSITIVE POWER

                              1,702,406  (See Items 5 and 6)
                         -------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                              None (See Items 5 and 6)
- --------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,702,406    (See Items 5 and 6)
- --------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [X]
- --------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               10.0%
- --------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

               PN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                     Page 4 of 23 pages



                                 SCHEDULE 13D

CUSIP NO. 97652H-109
- --------------------------------------------------------------------------------

1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Wireless TV, Inc.
- --------------------------------------------------------------------------------

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[X]

                                                                         (b)[ ]
- --------------------------------------------------------------------------------

3              SEC USE ONLY
- --------------------------------------------------------------------------------

4              SOURCE OF FUNDS

               Not applicable
- --------------------------------------------------------------------------------

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                                         [ ]
- --------------------------------------------------------------------------------

6              CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
- --------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
  NUMBER OF
   SHARES                     1,702,406  (See Items 5 and 6)
BENEFICIALLY             -------------------------------------------------------
  OWNED BY                 8  SHARED VOTING POWER
    EACH
  REPORTING                   None
   PERSON                -------------------------------------------------------
    WITH                   9  SOLE DISPOSITIVE POWER

                              1,702,406  (See Items 5 and 6)
                         -------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                              None
- --------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,702,406    (See Items 5 and 6)
- --------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [X]
- --------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               10.0%
- --------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

               CO
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 5 of 23 pages



                                 SCHEDULE 13D

CUSIP NO. 97652H-109
- --------------------------------------------------------------------------------

1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Vision Communications, Inc.
- --------------------------------------------------------------------------------

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[X]

                                                                         (b)[ ]
- --------------------------------------------------------------------------------

3              SEC USE ONLY
- --------------------------------------------------------------------------------

4              SOURCE OF FUNDS

               Not applicable
- --------------------------------------------------------------------------------

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                                         [ ]
- --------------------------------------------------------------------------------

6              CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
- --------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
  NUMBER OF
   SHARES                     180,000    (See Items 5 and 6)
BENEFICIALLY             -------------------------------------------------------
  OWNED BY                 8  SHARED VOTING POWER
    EACH
  REPORTING                   None
   PERSON                -------------------------------------------------------
    WITH                   9  SOLE DISPOSITIVE POWER

                              180,000    (See Items 5 and 6)
                         -------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                              None
- --------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               180,000      (See Items 5 and 6)
- --------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [X]
- --------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.06%
- --------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

               CO
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 6 of 23 pages



                                 SCHEDULE 13D

CUSIP NO. 97652H-109
- --------------------------------------------------------------------------------

1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               VanCom, Inc.
- --------------------------------------------------------------------------------

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[X]

                                                                         (b)[ ]
- --------------------------------------------------------------------------------

3              SEC USE ONLY
- --------------------------------------------------------------------------------

4              SOURCE OF FUNDS

               Not applicable
- --------------------------------------------------------------------------------

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                                         [ ]
- --------------------------------------------------------------------------------

6              CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
- --------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
  NUMBER OF
   SHARES                     42,560      (See Items 5 and 6)
BENEFICIALLY             -------------------------------------------------------
  OWNED BY                 8  SHARED VOTING POWER
    EACH
  REPORTING                   None
   PERSON                -------------------------------------------------------
    WITH                   9  SOLE DISPOSITIVE POWER

                              42,560      (See Items 5 and 6)
                         -------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                              None
- --------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               42,560        (See Items 5 and 6)
- --------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [X]
- --------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.3%
- --------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

               CO
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 7 of 23 pages



                                 SCHEDULE 13D

CUSIP NO. 97652H-109
- --------------------------------------------------------------------------------

1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               William Van Devender
- --------------------------------------------------------------------------------

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[X]

                                                                         (b)[ ]
- --------------------------------------------------------------------------------

3              SEC USE ONLY
- --------------------------------------------------------------------------------

4              SOURCE OF FUNDS

               Not applicable
- --------------------------------------------------------------------------------

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                                         [ ]
- --------------------------------------------------------------------------------

6              CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
- --------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
  NUMBER OF
   SHARES                     32,400     (See Items 5 and 6)
BENEFICIALLY             -------------------------------------------------------
  OWNED BY                 8  SHARED VOTING POWER
    EACH
  REPORTING                   1,744,966
   PERSON                -------------------------------------------------------
    WITH                   9  SOLE DISPOSITIVE POWER

                              32,400     (See Items 5 and 6)
                         -------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                              1,744,966
- --------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,777,366    (See Items 5 and 6)
- --------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [X]
- --------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               10.5%
- --------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

               IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 8 of 23 pages

ITEM 1.   SECURITY AND ISSUER

          This statement relates to the shares of common stock, $0.01 par value per share (the "Common Stock"), of Wireless One, Inc., a Delaware corporation
                ------------
(the "Company").  The principal executive offices of the Company are located at
      -------
11301 Industriplex Boulevard, Suite 4, Baton Rouge, LA 70809-4115.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement is being filed by Henry M. Burkhalter, Mississippi Wireless TV, L.P., a Mississippi limited partnership ("MWTV"), Wireless TV,
                                                       ----
Inc., a Mississippi corporation ("WTV"), Vision Communications, Inc., a
                                  ---
Mississippi corporation ("VCI"), VanCom, Inc., a Mississippi corporation
                          ---
("VanCom"), and William Van Devender (collectively, the "Reporting Persons").
 -------                                                 -----------------

          MWTV is a Mississippi limited partnership, the sole general partner of which is WTV, a Mississippi corporation, over 50% of the common stock of which is owned by Henry Burkhalter. Henry Burkhalter is the sole officer of WTV. Henry Burkhalter, Mr. Pat Green and William Van Devender are the directors of WTV.

          VanCom is a Mississippi corporation, over 50% of the common stock of which is owned by William Van Devender. Mr. Van Devender is the sole officer of VanCom. Mr. Van Devender and Mr. Brian Fenelon are the directors of VanCom.

          VCI is a Mississippi corporation, over 50% of the common stock of which is owned by Henry Burkhalter. Mr. Burkhalter and Mr. Green are the officers of VCI. Mr. Burkhalter, Mr. Greg Kitchens and Mr. Green are the directors of VCI.

          Each of MWTV, WTV, VanCom, and VCI was organized in the State of Mississippi. MWTV's principal business is as a holding company of the Common Stock of the Company. WTV's principal business is as general partner of MWTV. VanCom's principal business is as sole limited partner of MWTV. VCI's principal business is as an investment company. The address of each of MWTV's, WTV's and VCI's principal business and the address of each of MWTV's, WTV's and VCI's principal office is c/o TruVision Wireless, Inc., 1080 River Oaks Drive, Jackson, Mississippi 39208. The address of VanCom's principal business and the address of VanCom's principal office is P.O. Box 5327, Jackson, Mississippi 39296.

          Henry M. Burkhalter's principal occupation is that of President and Vice-Chairman of the Board of Directors of the Company (by reason of the consummation of the Merger, described below) and President of TruVision Wireless, Inc., a Delaware corporation ("TWI") and a wholly owned subsidiary of
                                         ---
the Company. William Van Devender's principal occupation is that of investor. Mr. Van Devender is also a director of the Company (by reason of the Merger). Mr. Fenelon's principal occupation is that of Senior Vice President of Smith Barney, Inc. Smith Barney, Inc.'s business address is 400 E. Capitol Street, 2nd Floor, Jackson, Mississippi 32901. Mr. Green's principal occupation is that of owner and President of Green Oil Company. Green Oil Company's business address is 1425 Broadway Drive, Hattiesburg, Mississippi 39402. Mr. Kitchens' principal occupation is that of President of Kitchens Brothers Manufacturing, Inc., the business address of which is P.O. Box 217, Utica, Missippi 39175.

                                                              Page 9 of 23 pages

          Each of Henry Burkhalter's, MWTV's, WTV's and VCI's business address is c/o TruVision Wireless, Inc., 1080 River Oaks Drive, Jackson, Mississippi 39208. William Van Devender's business address is P.O. Box 5327, Jackson, Mississippi 39296. Mr. Fenelon's business address is 400 E. Capitol Street, 2nd Floor, Jackson, Mississippi 32901. Mr. Green's business address is 1425 Broadway Drive, Hattiesburg, Mississippi 39402. Mr. Kitchens' business address is P.O. Box 217, Utica, MS 39175. Each of Mr. Burkhalter, Mr. Van Devender, Mr. Fenelon, Mr. Kitchens and Mr. Green is a citizen of the United States of America.

          During the last five years, none of the Reporting Persons, Mr. Fenelon, Mr. Kitchens or Mr. Green (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On July 29, 1996, pursuant to the Agreement and Plan of Merger, dated April 25, 1996 among the Company, TWI and Wireless One Mergersub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Mergersub")
                                                                    ---------
(as amended by the First Amendment to Agreement and Plan of Merger, by and among the same parties, dated as of July 29, 1996 (the "First Amendment to Merger
                                                  -------------------------
Agreement", a copy which is attached as Exhibit B hereto), the "Merger
- ---------                               ---------               ------
Agreement", a copy which is attached as Exhibit A hereto), Mergersub merged
- ---------                               ---------
(the "Merger") with and into TWI, with TWI surviving as a wholly owned
      ------
subsidiary of the Company.

          Immediately prior to the Merger, MWTV, Chase Venture Capital Associates, L.P., a California limited partnership ("CVCA"), and VanCom, Inc., a
                                                     ----
Mississippi corporation ("VanCom") (VanCom, CVCA and MWTV, collectively, the
                          ------
"Former TWI Stockholders") owned all 4,600,000 issued and outstanding shares of
- ------------------------
common stock, $0.01 par value per share, of TWI (the "TWI Common Stock").  In
                                                      ----------------
the Merger, MWTV, CVCA and VanCom exchanged 2,400,000, 2,140,000 and 60,000 shares of TWI Common Stock, respectively, for the right to receive up to 1,702,406, 1,517,979 and 42,560 shares, respectively (or an aggregate of 3,262,945 shares), of Common Stock (subject to the fulfillment of certain conditions more fully described below and in the Merger Agreement, the Escrow Agreement and the Acquisition and Market Escrow Agreement, as defined below). Thus each share of TWI Common Stock was exchanged in the Merger for the right to receive up to .709 shares of Common Stock.

          At the time of the Merger, MWTV, CVCA and VanCom received 1,490,342, 1,328,889 and 37,259 shares, respectively (or an aggregate of 2,856,490 shares), of Common Stock, with the remaining 406,455 (aggregate) shares of Common Stock potentially receivable by the Former TWI Stockholders going into escrow, pursuant to the Merger Agreement.

          The Escrow Agreement made as of July 29, 1996 by and among the Company, U.S. Trust Company of New York, as escrow agent, and the Former TruVision Stockholders (the "Non-Acquisition Escrow Agreement") (a copy of which
                             --------------------------------
is attached as Exhibit C hereto) provides that (i) 168,667 shares of Common
               ---------
Stock shall be placed in escrow, a portion or all of

                                                             Page 10 of 23 pages


which shares shall be released to the Company in the event that the Company is entitled to indemnification under the Merger Agreement and (ii) 34,988 shares of Common Stock shall be placed into escrow to reimburse the Company to the extent that the Prior Offering Expenses (as defined in the Merger Agreement) exceed a certain cost, all as more fully described in the Non-Acquisition Escrow Agreement. The Non-Acquisition Escrow Agreement further provides that the shares of Common Stock held in escrow pursuant to the Non-Acquisition Escrow Agreement shall be issued and held in the name of the escrow agent, and that the escrow agent grants an irrevocable proxy, coupled with an interest, to Henry M. Burkhalter, as the Stockholder Representative (as defined in the Non-Acquisition Escrow Agreement), to vote such shares.

          The Acquisition and Market Escrow Agreement made as of July 29, 1996 by and among the Company, U.S. Trust Company of New York, as escrow agent, and the Former TruVision Stockholders (the "Acquisition and Market Escrow
                                        -----------------------------
Agreement" (a copy of which is attached as Exhibit D hereto), and, together with the Non-Acquisition Escrow Agreement, the "Escrow Agreements") provides
                                           -----------------
that (i) 121,447 shares of Common Stock shall be placed in escrow pending the closing of the acquisition of a certain wireless cable television system in Huntsville, Alabama (ii) 36,633 shares of Common Stock shall be placed in escrow pending the closing of the acquisition of a certain wireless cable television system in Jackson, Tennessee, and (iii) 44,720 shares of Common Stock shall be placed in escrow pending TWI's meeting the "Market Delivery Requirement" (as defined in the Merger Agreement) with respect to the wireless cable system operated by BarTel, Inc., a wholly owned subsidiary of TWI, in Demopolis, Alabama. The Acquisition and Market Escrow Agreement further provides that unless and until they are delivered to the Stockholder Representative (as defined in the Acquisition and Market Escrow Agreement) pursuant to the Acquisition and Market Escrow Agreement, the shares of Common Stock held in escrow pursuant to the Acquisition and Market Escrow Agreement shall be considered to be treasury shares of the Company and shall not be deemed to be held by the escrow agent, the Stockholder Representative or any Former TWI Stockholder.

          Subsequent to the Merger, the acquisition of the wireless cable television system in Huntsville, Alabama closed, resulting in the receipt by MWTV, CVCA and VanCom of an additional 63,364, 56,499 and 1,584 shares, respectively (or an aggregate of 121,447 shares), of Common Stock. 285,008 shares of Common Stock potentially receivable by the Former TWI Stockholders remain in escrow. Thus, to date, MWTV, CVCA and VanCom have received 1,553,706, 1,385,388 and 38,843 shares, respectively (or an aggregate of 2,977,937 shares), of Common Stock.

          In addition to the issuance by the Company of shares of Common Stock in exchange for all of the issued and outstanding shares of TWI, in connection with the Merger, the Company also paid $1,800,000 in cash and issued 180,000 shares of Common Stock to VCI in satisfaction of certain obligations due VCI by TWI.

          Also, in connection with the Merger, the Company issued options to purchase 78,015 shares of Common Stock (the "WOI Options"), at an exercise price of $6.85 per share, all of which such options were immediately fully vested, to Henry Burkhalter. Prior to the Merger, Mr. Burkhalter had been granted by TWI options to purchase 106,384 shares of TWI Common Stock

                                                     Page  11 of  23 pages


at an exercise price of $5 per share. Pursuant to TWI's stock option plan, such options became 100% fully vested immediately prior to the Merger. Mr. Burkhalter surrendered such options and such options were cancelled pursuant to the Merger Agreement upon consummation of the Merger in exchange for the WOI options.


ITEM 4.   PURPOSE OF TRANSACTION

          The principal purpose of the acquisition of the securities of the Company by the Reporting Persons was to effect the Merger.

          The Reporting Persons intend to review their investment in the Company on an ongoing basis and, depending on the price and availability of the Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investments and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Company, subject to certain restrictions set forth in the Stockholders Agreement described in response to
Item 6.

          In connection with the Merger, MWTV, CVCA, VanCom, VCI, Henry M. Burkhalter, and certain other holders of the Common Stock or options to purchase Common Stock, and the Company, entered into a Registration Agreement, dated as of July 29, 1996 (the "Registration Agreement"). The Registration Agreement
                       ----------------------
provides, among other things, that (a) at any time after October 24, 1997, the holders of a majority of the shares of Common Stock issued to MWTV, VanCom, VCI, Henry M. Burkhalter, and certain other former employees of TWI pursuant to the Merger Agreement (including Common Stock issued to Henry M. Burkhalter or certain other former TWI employees pursuant to options granted to such employees in connection with the Merger) shall have the right, subject to certain restrictions, to require the Company to register any or all of such Common Stock under the Securities Act of 1933, as amended (the "Act") on Form S-1 on three
                                                   ---
occasions at the Company's expense and on Form S-2 or S-3 on an additional three occasions at the Company's expense, and (b) at any time after October 24, 1996, the holders of a majority of the shares of Common Stock issued to VCI pursuant to the Merger Agreement shall have the right, subject to certain restrictions, to require the Company to register any or all of such Common Stock under the Act on Form S-3 on one occasion at the Company's expense. The holders of any such shares of Common Stock described in (a) and (b) above also will be entitled to request the inclusion of any such shares of Common Stock subject to the Registration Agreement in any registration statement at the Company's expense whenever the Company proposes to register any of its shares of Common Stock under the Act, subject to certain restrictions, all as more fully described in the Registration Agreement, a copy of which is attached hereto as Exhibit E.
                                                                  ----------

          Except as disclosed in this statement, including as contemplated by the Stockholders Agreement described below, none of the Reporting Persons currently has any plans or intentions that would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                                                     Page 12 of 23 pages


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     1. (a) Henry M. Burkhalter beneficially owns 2,057,821 shares of Common Stock, representing 12.1% (based on information provided to the Former TruVision Stockholders by the Company in connection with the Merger that there were 13,498,752 issued and outstanding shares of the Company immediately prior to the Merger) of the Common Stock outstanding at July 29, 1996 (immediately following the Merger) (the "Outstanding Common Stock"), including (i) 1,702,406
                            ------------------------
shares of Common Stock held by MWTV (of which Mr. Burkhalter is the beneficial owner by virtue of his owning over 50% of the common stock of WTV, the corporate general partner of MWTV) (of which 1,553,706 shares are presently owned of record by MWTV and 148,700 shares are presently held in escrow pursuant to the Escrow Agreements (of which 106,255 shares are held pursuant to the Non-Acquisition Escrow Agreement and 42,445 shares are held pursuant to the Acquisition and Market Escrow Agreement)), (ii) 78,015 shares of Common Stock receivable by him upon exercise of options currently exercisable or exercisable within sixty days (iii) 180,000 shares of Common Stock held by VCI (of which he is the beneficial owner by virtue of his owning over 50% of the common stock of
VCI), and (iv) 97,400 shares of Common Stock presently held in escrow pursuant to the Non-Acquisition Escrow Agreement, receivable in the future by Former TWI Stockholders other than MWTV, beneficially owned by Mr. Burkhalter by virtue of his having the power (pursuant to the Non-Acquisition Escrow Agreement, as described above in Item 3) to vote such shares (the 106,255 shares of Common Stock presently held in escrow pursuant to the Non-Acquisition Escrow Agreement, receivable in the future by MWTV, are included in the aggregate number of shares beneficially owned by Mr. Burkhalter in this Item, Section 1(a)(i) above). Mr. Burkhalter expressly disclaims ownership of the 97,400 shares described in this Item, Section 1(a)(iv) above and 32,400 of the shares described in this Item,
Section 1(a)(iii) above (representing the 18% interest of Mr. Van Devender in the 180,000 shares issued to VCI, as described below).


          (b) (i) Henry M. Burkhalter has, by virtue of the above described positions or relationships, shared power to vote or direct the vote, and to dispose or direct the disposition of 1,702,406 shares of Common Stock held by MWTV, and 180,000 shares of Common Stock held by VCI, all subject to the Stockholders Agreement. Mr. Burkhalter has, by virtue of the above described positions or relationships, sole power to vote or direct the vote of 281,670 shares of Common Stock (of which 203,655 are currently held in escrow pursuant to the Non-Acquisition Escrow Agreement, and 78,015 are receivable by Mr. Burkhalter upon exercise of options currently exercisable or exercisable within sixty days). Mr. Burkhalter has, by virtue of the above described positions or relationships, sole power to dispose or direct the disposition of 78,015 shares of Common Stock receivable by Mr. Burkhalter upon exercise of options currently exercisable or exercisable within sixty days.

          (c) Except as described in Item 4 hereof, No Reporting Person has effected any transactions in shares of Common Stock in the past sixty days.

                                                     Page 13 of 23 pages


          (d) Pursuant to a Letter Agreement dated June 29, 1995, between William Van Devender, VanCom, Inc., Henry M. Burkhalter, MWTV, WTV, VCI and TWI (the "VCI Letter Agreement"), Mr. Van Devender is entitled to receive 18% of the
      --------------------
180,000 shares (i.e. 32,400 shares) of Common Stock issued to VCI by the Company in connection with the Merger. Also, pursuant to a letter agreement dated July 25, 1996 by and between MWTV and Bill Byer, Jr. (the Chief Operating Officer of TWI prior to the Merger and presently an officer of the Company), WTV has agreed to transfer 17,024 shares of Common Stock to Mr. Byer. In addition, pursuant to an Amendment to Restatement of Agreement dated August 10, 1995, dated November 11, 1995 (the "WTV Amendment"), WTV and VanCom agreed that the
                              -------------
rights to allocations and distributions from MWTV will be vested 77.0833% in WTV and 22.9167% in VanCom. Under this agreement, if the assets of MWTV were to be distributed, WTV would receive up to 1,312,271 shares of Common Stock and VanCom would receive up to 390,135 shares of Common Stock.


          2. MWTV owns of record and beneficially 1,702,406 shares of Common Stock, representing 10.0% of the Outstanding Common Stock, of which it has sole power to vote or direct the vote and to dispose or direct the disposition of (subject to the Stockholders Agreement) 1,702,406 shares of Common Stock.


          3. WTV, as the corporate general partner of MWTV, beneficially owns, and has sole power to vote or direct the vote and to dispose or to direct the disposition of 1,702,406, shares of Common Stock, representing 10.0% of the Outstanding Common Stock subject to the Stockholders Agreement.

          4. (a) William Van Devender beneficially owns 74,960 shares of
Common Stock, representing 0.4% of the Outstanding Common Stock, including (i) 42,560 shares of Common Stock held by VanCom (of which Mr. Van Devender is the beneficial owner by virtue of his owning over 50% of the common stock of VanCom) (of which 38,843 shares are presently owned of record by VanCom and 3,717 shares are presently held in escrow pursuant to the Escrow Agreements (of which 2,656 shares are held pursuant to the Non-Acquisition Escrow Agreement and 1,061 shares are held pursuant to the Acquisition and Market Escrow Agreement)) and
(ii) 32,400 shares of Common Stock presently held of record by VCI which represents 18% of the Common Stock issued to VCI in connection with the Merger to which Mr. Van Devender is entitled under the VCI Letter Agreement.


          (b) William Van Devender has, by virtue of the above described positions or relationships, shared power to vote or direct the vote, and to dispose or direct the disposition of 42,560 shares of Common Stock held by VanCom. In addition, Mr. Van Devender expects to have, upon the transfer of the shares from VCI contemplated by the VCI Letter Agreement, sole power to vote or direct the vote, and to dispose or direct the disposition of 32,400 shares of Common Stock presently held of record by VCI, all subject to the Stockholders Agreement .



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          In connection with the consummation of the Merger, certain stockholders of the Company, including Chase Manhattan Capital Corporation

("CMCC"), CVCA, Baseball Partners ("Baseball" and, together with CMCC and CVCA,
- ------                              --------
the "Chase Entities"), Hans Sternberg, Sean Reilly,  Premier Venture Capital
     --------------
Corporation ("Premier"), Advantage Capital Partners, Limited Partnership
              -------
("Advantage I"), Advantage Capital Partners II, Limited Partnership ("Advantage
- -------------                                                         ---------
II", and, together with Hans Sternberg, Sean Reilly, Premier, and Advantage I,
- --
the "Wireless One
     ------------

                                                     Page 14 of 23 pages


Holders"), Heartland Wireless Communications, Inc., certain subsidiaries of
- -------
Heartland Wireless Communications, Inc., (Heartland Wireless Communications, Inc. and its subsidiaries, collectively, "Heartland"), MWTV, VCI, VanCom (MWTV,
                                          ---------
VCI and VanCom, collectively, the "Non-Chase Former TruVision Holders") and the
                                   ----------------------------------
Company, entered into an Amended and Restated Stockholders Agreement, dated as of July 29, 1996 (the "Stockholders Agreement") (a copy of which is attached
                       ----------------------
hereto as Exhibit F).
          ---------

          Pursuant to the Stockholders Agreement, the parties thereto agreed to vote their Common Stock so that the Board of Directors of the Company (the

"Board") will have nine members, one of whom will be designated by a majority of
- ------
the shares of Common Stock held by the Non-Chase Former TruVision Holders (who shall initially be Henry M. Burkhalter), three of whom will be designated by a majority of the shares of Common Stock held by Heartland (at least one of whom must be independent of Heartland, the Company and the Wireless One Holders) (the independent director of which shall initially be Daniel L. Shimer and the two other directors of which shall initially be David E. Webb and J.R. Holland, Jr.), three of whom will be designated by a majority of the shares of Common Stock held by the Wireless One Holders (at least one of whom must be independent of Heartland, the Company and the Wireless One Holders) (the independent director of which shall initially be William K. Luby, and the other directors of which shall initially be Sean Reilly and Hans Sternberg), and two of whom will be designated by the Chase Entities (who shall initially be Arnold Chavkin and William Van Devender).

          The Stockholders Agreement provides, among other things, that, (i) no party to the Stockholders Agreement shall transfer its shares of Common Stock (other than in a public sale) unless the transferee becomes a party to the Stockholders Agreement (ii) until October 24, 1998, the parties to the Stockholders Agreement may not (without prior approval of the Board), (a) acquire (subject to certain exceptions described in the Stockholders Agreement) any additional equity securities of the Company (b) solicit proxies or consents in opposition to solicitations made by or on behalf of the Board or (c) other than in connection with the Stockholders Agreement, act together with any other person to acquire, hold, vote or dispose of securities of the Company.

          The Reporting Persons believe, based upon the Schedule 14A filed by the Company on May 24, 1996 in connection with the Merger, that the parties to the Stockholders Agreement collectively beneficially own an aggregate of approximately 10,634,802 shares of Common Stock, representing approximately 62.5% of the Outstanding Common Stock, including 78,015 shares of Common Stock which Henry Burkhalter has the power, under his options, to purchase within 60 days, and those shares of Common Stock presently held in escrow pursuant to the Escrow Agreements.

          Except as described in this statement and as provided in the Merger Agreement and the Stockholders Agreement, none of the Reporting Persons (directly or indirectly), has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Company.

                                                     Page 15 of 23 pages


          Copies of the Merger Agreement, the First Amendment to Merger Agreement, the Non-Acquisition Escrow Agreement, the Acquisition and Market Escrow Agreement, the Registration Agreement, the Stockholders Agreement, and the MWTV Amendment are attached hereto as Exhibits A, B, C, D, E, F, and G, respectively, and are incorporated herein by this reference. The descriptions of such documents set forth herein do not purport to be complete and are qualified in their entirety by reference to such documents.

                                                     Page 16 of 23 pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


Exhibit A    -   Merger Agreement

Exhibit B    -   First Amendment to Merger Agreement

Exhibit C    -   Non-Acquisition Escrow Agreement

Exhibit D    -   Acquisition and Market Escrow Agreement

Exhibit E    -   Registration Agreement

Exhibit F    -   Stockholders Agreement

Exhibit G    -   MWTV Amendment

                                                     Page 17 of 23  pages


                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 /s/ Henry M. Burkhalter
                                 --------------------------------------
                                 Henry M. Burkhalter

                                 Dated: August 9, 1996
                                        -------------------------------

                                                     Page 18 of 23 pages


                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               MISSISSIPPI WIRELESS TV, L.P.


                               By: Wireless TV, Inc.
                               Its: General Partner

                               By: /s/ Henry M. Burkhalter
                               ---------------------------
                               Name: Henry M. Burkhalter
                               Its:  President

                               Dated: August 9, 1996
                                      ------------------

                                                     Page 19 of 23 pages



                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               WIRELESS TV, INC.


                               By: /s/ Henry M. Burkhalter
                               ---------------------------
                               Name: Henry M. Burkhalter
                               Its:  President

                               Dated: August 9, 1996
                               -------------------------

                                                     Page 20 of 23 pages


                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               VISION COMMUNICATIONS, INC.


                               By: /s/ Henry M. Burkhalter
                               ---------------------------
                               Name: Henry M. Burkhalter
                               Its:  President

                               Dated: August 9, 1996
                                      -------------------

                                                     Page 21 of 23 pages



                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    VANCOM, INC.


                                    By: /s/ William Van Devender
                                        ---------------------------
                                    Name: William Van Devender
                                    Its:  President

                                    Dated: August 9, 1996
                                           -----------------------

                                                     Page 22 of 23 pages


                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                    /s/ William Van Devender
                                    ------------------------
                                    Name: William Van Devender


                                    Dated: August 9, 1996
                                           --------------

                                                     Page 23 of 23 pages


                                 EXHIBIT INDEX
                                 -------------


Exhibit A    -   Merger Agreement

Exhibit B    -   First Amendment to Merger Agreement

Exhibit C    -   Non-Acquisition Escrow Agreement

Exhibit D    -   Acquisition and Market Escrow Agreement

Exhibit E    -   Registration Agreement

Exhibit F    -   Stockholders Agreement

Exhibit G    -   MWTV Amendment